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                  Filed by Board of Trade of the City of Chicago, Inc. (CBOT)
                  Subject Company -- Board of Trade of the City of Chicago, Inc. File No. 333-54370

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The following communication was distributed to CBOT members on October 10, 2001.

The Board of Directors of the Chicago Board of Trade at a special meeting Tuesday, October 9, 2001, took the actions summarized below.

                                    . . .

Reviewed a recommendation from the Nominating Committee proposing that the Exchange's annual election process be modified, based on the following considerations:

 . The proposed CBOT(R) restructuring would include the establishment of an elected Board of Directors consisting of nine persons.

 . The date of the anticipated membership vote on the restructuring proposal cannot yet be determined with certainty, but this date reasonably may be expected to occur before the end of 2001.

 . The CBOT Annual Election, predicated on the CBOT's existing governance provisions, also is scheduled to be held before the end of 2001 and is designed to elect six candidates to serve on an eighteen person Board.

 . The above-described circumstances of timing make it impractical for the CBOT to conduct its 2001 Annual Election process in accordance with the established schedule.

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                                                       10/09/01
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The Nominating Committee recommended the temporary postponement of the 2001 annual election and the establishment of an interim mechanism for continuing the CBOT's corporate governance in an orderly manner, pending the outcome of the anticipated membership vote on restructuring.

Subject to consideration of pertinent amendments to the CBOT Charter and Bylaws, and by a vote of 14 "Aye" and no "Nay" with one abstention, the Board recommended this proposal for submission to a membership vote.

Further details will be forthcoming following the next regular Board meeting, scheduled for October 16, 2001.

While the Board of Trade of the City of Chicago, Inc. (CBOT) has filed a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, regarding the restructuring transactions with the SEC, it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, regarding the restructuring transactions referred to above, when it is finalized and distributed to members, as well as the other documents which the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. Members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by the CBOT at the SEC's web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration of qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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                                                                        10/09/01


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